UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒              Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Investment in China Unicom

On August 16, 2017, an affiliated limited partnership firm of JD.com, Inc. (the “Firm”) entered into a conditional share subscription agreement with China United Network Communications Limited (“China Unicom”), a Chinese telecommunications operator, in relation to the Firm’s investment in an amount of approximately RMB5 billion in cash to subscribe for certain privately issued shares of China Unicom under its mixed-ownership reform pilot-run plan, which will be subject to the resolutions of the shareholder meeting of China Unicom and approvals of relevant regulatory authorities of the PRC. In the meantime, one PRC affiliate of JD.com, Inc. also entered into a strategic business cooperation agreement with China Unicom, under which JD.com, Inc. and China Unicom will leverage the advantages of each company to enhance their collaboration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By	:	/s/ Sidney Xuande Huang
Name	:	Sidney Xuande Huang
Title	:	Chief Financial Officer

Date: August 17, 2017